Ammar Aldieri



- Candidate has a BFA in acting.
- Candidate has movie, television, and voice experience.
- Candidate emphasizes their accents and language skills.

CONTENT

Santa Clarita, CA 91350
Website: www.moonoftribe.com

EXPERIENCE AND EDUCATION

MOON OF TRIBE
Owner and Director, January 2020 – Present

REMOTE HOPE SERVICE
Associate Director, January 2017 – December 2019

UOFM
BFA in Acting

Marianne Acting Studio – New York, NY
Instructor: Marianne Apreux

BIO

Eye Color: Black
Height: 5'10"
Hair Color: Black
Weight: 180 lbs

FILM & TELEVISION CREDITS

Constantine: | Supporting | Dave ford the paramedic
Batman Vs Superman | Stunt | Superman Stunt double
Beta test | Producer |
Brand of Crisis | Actor

SPECIAL SKILLS

Archery, Basketball, Body Building, Boxing, Combat - Actual Service, Combat - Stage, Football, Karate - Goju-Ryu, Karate - Kenpo, Karate - Kung Fu, Karate - Shito-Ryu, Karate - Shotokan, Karate: Wado-Ryu, Kick Boxing, Kickboxing, Martial Arts, Martial Arts - Aikido, Martial Arts - Hapkido, Martial Arts - Jiu-Jitsu, Martial Arts - Judo, Martial Arts - Jujutsu, Martial Arts - Katana, Martial Arts - Kendo, Martial Arts - Kobudo, Martial Arts - Mixed, Martial Arts - Sumo, Martial Arts - Taekwondo, Martial Arts - Tai Chi, Soccer, Weight Lifting, Wrestling, Yoga, Fluent Arabic